TERRA NOSTRA RESOURCES CORP

Mr. H. Roger Schwall

US Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Mail Stop 7010

Re:

Terra Nostra Resources Corp. (the “Company”)
Information Statement on Schedule 14C
Filed November 20, 2007
Form 10-QSB, as amended, for the quarter ended August 31, 2007
Filed October 22, 2007
File No. 0-49631

Dear Sir:

Please find electronically transmitted herewith changes to the Company’s filing in response to your comments dated December 13, 2007.  As Ms. Levy has discussed with our corporate counsel, Peter J. Gennuso, we are submitting herewith responses to your comments relating solely to the Company’s Schedule 14C filing and will file our responses to the other comments in the letter of December 13, 2007, as soon as possible. This response letter has been numbered to coincide with your comment letter.

General

Comment 1:

We await your full response to our comments issued May 24, 2007 on your Form 10-KSB, as amended, for the year ended May 31, 2006, and on your Form 10-QSB for the quarter ended February 28, 2007.

Response: The Company anticipates filing its fill response to your comments issued May 24, 2007 on your Form 10-KSB, as amended, for the year ended May 31, 2006, and on your Form 10-QSB for the quarter ended February 28, 2007, on or before January 20, 2008.  We have been advised by the consultant assisting in certain of the response items that we will have their work product by next Monday, January 7, 2007.  However, due to the fact we will need time to review their work product and made the necessary amendments we wish to ensure we have sufficient time to meet our proposed filing date.

Information Statement on Schedule 14C

Armendment to the Articles of Incorporation

General, page 3

Comment 2:

Please supplement your disclosure to specify whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, state that at this time you have no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares of common stock.

Response: The Company has supplemented its disclosure in response to this comment.  Specifically, we have added the following:

“The determination by our Board of Directors to increase the authorized capital of the Company was based the fact that the Company had determined to undertake certain financings to raise required funds for operations which may require the issuance of additional common shares and the Company belief that it will not have sufficient authorized capital to meet its required share issuances and to seek additional equity financings as may be required and to be able to have sufficient shares to effect any acquisitions that may require the issuance of shares in the future.

Therefore, the Board of Directors believe it is in the best interests of the Company to increase the authorized capital of the Company in order to (i) comply with the requirements to issue shares under various outstanding contracts; (ii) ensure that we have sufficient common stock that may be issued pursuant to the Company’s current offering of up to $30 million of its 10% Senior Secured Convertible Promissory Notes (“Notes”) and Common Stock Purchase Warrants (“Warrants”), of which, as of the date of the filing of this information statements, we have raised $26.2M approximately (the “Offering”); and (iii) to ensure that we have sufficient authorized capital to undertake any additional equity financings or acquisitions that the Company may wish to enter into in the future.”

Please see the disclosure on page 4 of the Schedule 14C

Comment 3: We note by reference to the Form 8-K you filed 11/27/2007 that you have recently issued convertible notes and warrants.  Please discuss the number of shares you have issued or potentially will issue in those offerings or pursuant to the terms of those securities, and otherwise update your disclosure in the Schedule 14C accordingly.

Response:

We have not issued any shares under the convertible debentures or the warrants.  The Company has supplemented its disclosure in response to this comment.  Specifically, we have added the following disclosure:

“As of the date of this Schedule 14C, no shares of our common stock have been issued pursuant to the Offering; however, if all of the Notes and Warrants are converted or exercised, as the case may be, then we will be required to issue approximately 21,178,682 shares of our common stock.”

Please see the disclosure on page 4 of the Schedule 14C.

Comment 4:

Please refer to Release No. 34-15230, and enhance your discussion regarding the possible anti-takeover effects of the increase in authorized shares.

Response:

The Company has supplemented its disclosure in response to this comment. Specifically, we have added the following disclosure:

“Release No. 34-15230 of the staff of the Securities and Exchange Commission requires disclosure and discussion of the effects of any shareholder proposal that may be used as an anti-takeover device.  As indicated above, however, the purpose of the increase in the authorized common stock is to (i) comply with the requirements to issue shares under various outstanding contracts; (ii) ensure that we have sufficient common stock that may be issued pursuant to the Company’s Offering; and (iii) to ensure that we have sufficient authorized capital to undertake any additional equity financings or acquisitions that the Company may wish to enter into in the future.

We are not increasing our authorized capital to construct or enable any anti-takeover defense or mechanism on behalf of the Company.  While it is possible that management could use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders, the Company has no intent or plan to employ the additional unissued authorized shares as an anti-takeover device.”

Please see the disclosure on page 4 of the Schedule 14C.

Form 10-QSB, as amended, for the quarter ended August 31, 2007

Controls and Procedures, page 18

Comment 5:

We note your disclosure in this section and your statement that you had to restate your balance sheets as of May 31, 2005 and 2006 and that you “anticipate certain restatements to [y]our balance sheets as of May 31, 2007.”

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Please advise whether you are aware of any reason why investors may not rely on the financial statements contained in your Form I 0-KSB for the year ended May 31, 2007 filed on September 19, 2007.  Please advise when you will restate your balance sheets as of May 31, 2007.

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Revise your Form 10-QSB to provide a discussion of the reasons that you had to restate your balance sheets as of May 31, 2005 and 2006, including when the need to restate was discovered and by whom.  Provide similar disclosure with regard to the anticipated need to restate your balance sheets as of May 31, 2007.

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State when you began taking the remedial steps and when you believe they will be completed.

Response:

The Company is not aware of any reason why investors may not rely on the financial statements contained in our Form 10-KSB for the year ended May 31, 2007 filed on September 19, 2007.

The Company anticipates responding to this comment on or before January 20, 2008 with the other amended filings.

Comment 6:

We note your officers’ conclusion that your disclosure controls and procedures are effective as of the end of the period covered by the Form 10-QSB.  Please revise your Form 10-QSB to include an explanation of how your officers were able to reach this conclusion in light of your prior restatements, anticipated restatements, and the fact that you have been working to “remediate” your controls and procedures.

Response:

The Company anticipates responding to this comment on or before January 20, 2008.

Comment 7:

Please provide the information required by Item 308(c) of Regulation S-B.

Response:

The Company anticipates responding to this comment on or before January 20, 2008.

Further, in connection with our response to your comments, the Company acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that they have responded to all of the Staff’s comments.  If you have any questions or anything that I can do to facilitate your review, please let me know.  The Company would like to go effective as soon as possible.  Your anticipated cooperation is greatly appreciated.

Sincerely,

/s/ Donald C. Nicholson

Donald C. Nicholson

On Behalf of Terra Nostra Resources Corp.

Cc:

file

P. Gennuso

Timothy Levenberg

Tracie Towner

Donna Levy